TOWER MUTUAL FUNDS

                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7010

                                February 25, 1998


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: TOWER MUTUAL FUNDS (the "Registrant")
         1933 Act File No. 33-21321
         1940 ACT FILE NO. 811-5536

Dear Sir or Madam:

      On behalf of Tower Mutual Funds (the "Registrant"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 18, which was filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "Act"), to the Registrant's Registration Statement on Form N-1A.

      The Rule 485(b) filing was made in order to add Class B Shares to the Registrant's Tower Cash Reserve Fund's (the "Fund") portfolio. The existing Fund class will be redesignated as Class A Shares. The effective date on Post-Effective Amendment No. 18 was incorrect; therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

      The Registrant intends to refile an Amendment to add the Class B Shares to the Fund pursuant to Rule 485(b) with an effective date of March 11, 1998. The information to be filed in such Rule 485(b) Amendment will be identical to the information that was filed in Post-Effective Amendment No 18 on February 24, 1998.

      Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the Assistant Secretary and Agent for Service of the Registrant this 25th day of February, 1998.

      If you have any questions regarding this application for withdrawal, please contact Antoinette D. Brkovich at (412) 288-7420.

                                          Very truly yours,



                                          /s/ Gail Cagney
                                          Gail Cagney
                                          Assistant Secretary and Agent for
                                          Service of Tower Mutual Funds